

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 10, 2017

Frank J. Bisignano
Chief Executive Officer
First Data Corporation
225 Liberty Street, 29th Floor
New York, NY 10281

> **Re:**   **First Data Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 001-11073**

Dear Mr. Bisignano:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Global Business Solutions Segment results, page 38

1.   You state that decreases in hardware sales impacted North American revenue during 2016, and that equipment sales drove increases in North American revenue during 2015. Please consider disclosing key indicators relating to the volume of units sold, if material, to explain the variance in your product revenues.

Income Taxes, page 44

2.   You disclose that your global effective tax rate differs from the statutory rates, in part as a result of the mix of foreign income. Please provide expanded disclosures of the impact

that changes in the mix of foreign income has had on your effective tax rate and specifically explain the relationship between the foreign and domestic effective tax rates in greater detail. In this regard, it appears that separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, disclose this information and include a discussion regarding how potential changes in such countries' operations may impact your results of operations. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Adjusted Net Income, page 46

3. Please provide us with a quantified breakdown of the individual items that comprise the "amortization and deferred fees" and "restructuring, impairment, litigation and other" line items in your adjusted net income reconciliation for each period presented. To the extent any individual items are material to adjusted net income, consider separately disclosing such amounts in the reconciliation or quantifying them in the footnotes to the reconciliation.

Liquidity and Capital Resources

Cash and Cash Equivalents, page 48

4. You disclose that $206 million of cash and cash equivalents are unavailable for corporate purposes in the near term. Please expand your disclosure to discuss the reasons why and provide a brief description of the facts and circumstances that would make this cash available, if applicable.

Note 1. Summary of Significant Accounting Policies

New Accounting Guidance

Revenue Recognition, page 71

5. You disclose that the new revenue standard could change the amount and timing of revenue and costs under certain arrangement types, but you have not completely determined what effect, if any, the new guidance will have on the financial statements and related disclosures. Please revise to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Also, further describe the status of your process to implement the new standard and the significant implementation matters yet to be

Frank J. Bisignano
First Data Corporation
April 10, 2017
Page 3

        addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Rebekah Lindsey, Staff Accountant] at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Jan Woo, Legal Branch Chief, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

        Sincerely,

        /s/ Kathleen Collins

        Kathleen Collins
        Accounting Branch Chief
        Office of Information Technologies
        and Services